

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Via E-mail
Nicole Leigh, President
Zaldiva, Inc.
331 East Commercial Boulevard
Ft. Lauderdale, FL 33334

> **Re:** **Zaldiva Inc**
> **Information Statement on Schedule 14C**
> **Filed October 25, 2011**
> **File No. 000-49652**

Dear Ms. Leigh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, we note your disclosure that nine shareholders have consented in writing to adopt your resolution. However, the largest of these shareholders holds only 18.43% of your outstanding common stock and five of these shareholders individually hold less than 5% of your outstanding common stock. It appears therefore that you may have engaged in a solicitation in order to obtain these consents. Please refer to Rule 14a-1(f) regarding the term "solicitation." Accordingly, in your response, please explain each shareholder's relationship with the company and the circumstances under which they consented to the actions set forth in your information statement. Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, please file a preliminary proxy statement on Schedule 14A.

2.   Given the above comment, please respond to the following comments as applicable. On the first page of your information statement filed on Schedule 14C, as delivered to security holders, state the approximate date on which the information statement is first sent or given to security holders. See Item 1(b) of Schedule 14A applied to you by Item 1 of Schedule 14C.

3.   Please furnish the information required by Item 5 of Schedule 14C regarding the delivery of documents to security holders sharing an address as well as the record date required by Item 6(b) of Schedule 14 A applied to you by Item 1 of Schedule 14C or advise.

The Resolution, page 4

4.   We note your disclosure on page 19 of significant differences between your articles of incorporation and those of Zaldiva Nevada discussed under the subheading "Significant Changes in the Company's Articles of Incorporation to Be Implemented by the Reincorporation Merger." Please confirm, and revise to clarify as necessary, that you have disclosed all material differences between your charter documents, giving effect to the reincorporation. Please relocate this discussion so that it appears prominently near the front of your document and consider disclosing it under a separate heading.

Appendix A

5.   We note the inclusion of extended selections of the Florida Business Corporation Act in Appendix A of your filing. Please consider removing these selections from your filing as the recitation of regulations is not generally useful to investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
   Branden T. Burningham, Esq.
   Suite 205, 455 East 500 South Street
   Salt Lake City, Utah 84111